As Filed with the U.S. Securities and Exchange Commission on August 30, 2018

File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT
OF 1940 FROM SECTION 15(a) OF SUCH ACT AND RULE 18f-2 THEREUNDER AND CERTAIN DISCLOSURE
REQUIREMENTS UNDER VARIOUS RULES AND FORMS

In the Matter of

Symmetry Panoramic Trust
and
Symmetry Partners, LLC

August 30, 2018

Communications, Notice and Order to:

Mark C. Amorosi, Esq.
K&L Gates LLP
1601 K Street NW
Washington, DC 20006

with a copy to:

John A. Mooney, Esq.
Symmetry Partners, LLC
151 National Drive
Glastonbury, CT 06033

This Application (including exhibits) consists of 20 pages.
The exhibit index appears on page 16.
As filed on August 30, 2018

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

In the Matter of:	)	APPLICATION PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF
Symmetry Panoramic Trust	)	1940, AS AMENDED, FOR AN ORDER OF
151 National Drive		EXEMPTION FROM SECTION 15(a) OF SUCH
Glastonbury, CT 06033)		ACT AND RULE 18f-2 THEREUNDER
AND FROM CERTAIN DISCLOSURE
and	)	REQUIREMENTS UNDER VARIOUS
RULES AND FORMS
Symmetry Partners, LLC	)
151 National Drive
Glastonbury, CT 06033)

Investment Company Act of 1940)
File No. 812-
)

I.           INTRODUCTION

Symmetry Panoramic Trust (the “Trust”), a registered open-end management investment company that offers one or more series of shares (each a “Series” and collectively, the “Series”), on behalf of each Series of the Trust that will operate as a Sub-Advised Series, as defined herein, and Symmetry Partners, LLC (“Adviser” and together with the Trust, the “Applicants”),1 hereby submit this application (“Application”), for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board”), including a majority of those trustees who are not “interested persons” of the Sub-Advised Series or the Adviser, as defined in Section 2(a)(19) of the 1940 Act (“Independent Trustees”), to, without obtaining shareholder approval: (i) select certain wholly-owned (as defined below) and non-affiliated investment sub-advisers (each, a “Sub-Adviser” and, collectively, the “Sub-Advisers”) to manage all or a portion of the assets of a Sub-Advised Series and enter into investment sub-advisory agreements with the Sub-Advisers (each, a “Sub- Advisory Agreement” and, collectively, the “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers. As used herein, Sub-Adviser for a Sub-Advised Series can be: (i) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Adviser for that Series, or (ii) a sister company of the Adviser for that Series that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same entity that, indirectly or directly, wholly owns the Adviser (each of (i) and (ii) a “Wholly-Owned Sub-Adviser” and collectively, the “Wholly-Owned Sub-Advisers”), or (iii) an investment sub-adviser for that Series that is not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Sub-Advised Series or the Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a sub-adviser to one or more Sub-Advised Series (each, a “Non-Affiliated Sub-Adviser” and, collectively, the “Non-Affiliated Sub-Advisers”).2

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Sub-Advised Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (“Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and that: (i) is advised by the Adviser; (ii) uses the multi-manager structure described in this Application; and (iii) complies with the terms and conditions set forth herein (each, a “Sub-Advised Series”). All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. The Symmetry Panoramic US Equity Fund, Symmetry Panoramic International Equity Fund, and Symmetry Panoramic Global Equity Fund are the only series of the Trust that initially intend to rely on the requested order as Sub-Advised Series. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.]3

Applicants are seeking this exemption primarily to enable the Adviser and the Board to (i) obtain for each

1 The term “Adviser” includes (i) Symmetry Partners, LLC, (ii) its successors, and (iii) any entity controlling, controlled by, or under common control with Symmetry Partners, LLC or its successors. For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

2 Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

3 The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in section 2(a)(3) of the 1940 Act, of the Sub-Advised Series, the Trust, or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Sub-Advised Series (“Affiliated Sub-Adviser”).

Sub-Advised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of the Sub-Advised Series, and (ii) make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements. Under this structure, the Adviser, in its capacity as investment adviser, will evaluate, allocate assets to and oversee the Sub-Advisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Sub-Advisers.

If the relief sought is granted, the Adviser, with the approval of the Board, including a majority of the Independent Trustees, would on behalf of each Sub-Advised Series, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisers or Wholly-Owned Sub-Advisers, and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers. Shareholder approval will continue to be required for any other sub-adviser changes and material amendments to an existing sub-advisory agreement with any sub-adviser other than a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, in each case (all such changes and amendments requiring shareholder approval referred to herein as “Ineligible Sub-Adviser Changes”), except as otherwise permitted by applicable law or by rule.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that without this relief, the Trust and Sub-Advised Series may be (i) precluded from promptly and timely hiring Sub-Advisers and materially amending Sub-Advisory Agreements, and (ii) subject to delays and additional expense of proxy solicitation when hiring Sub-Advisers or materially amending Sub-Advisory Agreements considered appropriate by the Adviser and the Board.

II.          BACKGROUND

A.	THE TRUST

The Trust is an open-end management investment company registered under the 1940 Act and organized as a Delaware statutory trust on April 4, 2018. The Trust is in the process of registering eight Series to be managed by the Adviser that would operate under a multi-manager structure and which will be offered and sold pursuant to a registration statement on Form N- 1A.4  The Board, including a majority of the Independent Trustees, has approved the operation of the Series under a multi-manager structure, and the initial shareholder of the Series will approve prior to the commencement of the public offering of the Series’ securities the operation of the Series under a multi-manager structure. The Trust has a Board that consists of a majority of Independent Trustees.4

The Adviser will serve as “ investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Sub-Advised Series. The Trust and its Series are not required to hold annual shareholder meetings.

Each Sub-Advised Series will have its own distinct investment objective, policies and restrictions. A Sub-Advised Series may offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, certain Sub-Advised Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, a Sub-Advised Series or any class thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.

B.	THE ADVISER

Symmetry Partners, LLC is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Any other Adviser also will be registered with the Commission as an investment

4 The names of the initial eight Series of the Trust to be managed by the Adviser are: Symmetry Panoramic US Equity Fund, Symmetry Panoramic International Equity Fund, Symmetry Panoramic Global Equity Fund, Symmetry Panoramic Tax-Managed Global Equity Fund, Symmetry Panoramic US Fixed Income Fund, Symmetry Panoramic Municipal Fixed Income Fund, Symmetry Panoramic Global Fixed Income Fund, and Symmetry Panoramic Alternatives Fund. The Symmetry Panoramic US Equity Fund, Symmetry Panoramic International Equity Fund, and Symmetry Panoramic Global Equity Fund are the only series of the Trust that initially intend to rely on the requested order as Sub-Advised Series. In addition to the Symmetry Panoramic US Equity Fund, Symmetry Panoramic International Equity Fund, and Symmetry Panoramic Global Equity Fund, certain of the other Series may become Sub-Advised Series in the future.

adviser under the Advisers Act. An Adviser will serve as investment adviser to each Sub-Advised Series pursuant to an investment advisory agreement (each an “Investment Advisory Agreement” and together the “Investment Advisory Agreements”).  Symmetry Partners LLC is a limited liability company organized in the State of Connecticut.

The terms of each Investment Advisory Agreement will comply with Section 15(a) of the 1940 Act. Each Investment Advisory Agreement will be approved by the Board, including a majority of the Independent Trustees, and by the shareholders of the relevant Sub-Advised Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Advisory Agreements.

Pursuant to the terms of the Investment Advisory Agreement, and subject to the supervision and oversight of the Board, the Adviser will (i) have overall day-to-day supervisory responsibility for the general management and investment of each Sub-Advised Series’ assets; (ii) provide a program of continuous investment management for each Sub-Advised Series in accordance with each Sub-Advised Series’ investment objective, policies, and restrictions as stated in each Sub-Advised Series’ prospectus and statement of additional information (“SAI”); and (iii) make recommendations for the selection and retention of Sub-Advisers who will exercise investment discretion with respect to their portion of the Sub-Advised Series. The Adviser will also have responsibility for determining what portion of each Sub-Advised Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents.

The Adviser will periodically review each Sub-Advised Series’ investment objective and policies and, based on the needs of a particular Sub-Advised Series, may recommend changes to the investment objective and policies of the Sub-Advised Series for consideration by its Board. Each Investment Advisory Agreement will provide that the Adviser may, subject to the approval of the Board5, including a majority of the Independent Trustees, and the shareholders of the applicable Sub-Advised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of an applicable Sub-Advised Series to one or more Sub-Advisers. In accordance with each Investment Advisory Agreement, the Adviser will supervise each Sub-Adviser in its performance of its duties with a view to preventing violations of the federal securities laws. The Adviser will continue to have overall responsibility for the management and investment of the assets of each Sub-Advised Series, and the Adviser’s responsibilities will include, for example: (i) recommending the selection, retention, removal, or replacement of Sub-Advisers, (ii) determining the portion of the Sub-Advised Series’ assets to be managed by any given Sub-Adviser, and (iii) reallocating those assets as necessary, from time to time, among the Adviser and/or the Sub-Advisers retained for management of the assets of the Sub-Advised Series. In addition, the Adviser will supervise, monitor and review each Sub-Adviser and its performance and compliance with that Series’ investment objective, policies, and restrictions. If the name of any Sub-Advised Series contains the name of the sub-adviser, the name of the Adviser that serves as the primary adviser to that Sub-Advised Series, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the Sub-Adviser.

For its services to each Sub-Advised Series under the applicable Investment Advisory Agreement, the Adviser will receive an investment management fee from that Sub-Advised Series. A Sub-Adviser will receive an investment management fee from the Adviser. The fee paid to the Sub-Adviser will be the result of negotiations between the Adviser and the particular Sub-Adviser and will be approved by the Board, including a majority of the Independent Trustees.

C.	THE SUB-ADVISERS

Pursuant to the authority under the Investment Advisory Agreement, the Adviser may enter into a Sub-Advisory Agreement with various Sub-Advisers on behalf of the Sub-Advised Series.6

Each Sub-Adviser will be an “investment adviser” to the Sub-Advised Series, as defined in Section 2(a)(20) of the 1940 Act, as well as registered, or not subject to registration, with the Commission as an “investment adviser” under the Advisers Act, and will provide investment management services to the Series subject to, without limitation, the requirements of Section 15(a) and 36(b) of the 1940 Act. The Adviser will select Sub-Advisers based on the Adviser’s evaluation of the Sub-Adviser’s skills in managing assets pursuant to particular investment styles, and will recommend their hiring to the Board. The Adviser may employ multiple Sub-Advisers for one or more of the Series. In those instances, the Adviser would allocate and, as appropriate, reallocate the portion of a Sub-Advised Series’ assets to be managed by Sub-Advisers among the Sub-Advisers and the Sub-Advisers would have management oversight of that portion of the Sub-Advised Series allocated to

5 The term “Board” also includes the board of trustees or directors of a future Sub-Advised Series.
6 Under the terms of the Investment Advisory Agreement, the Adviser will also have the authority to manage the assets of any Series directly.

each of them.

The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. As of the date of this Application, the current Adviser has hired AQR Capital Management, LLC, as a sub-adviser to manage a portion of the assets of the Symmetry Panoramic US Equity Fund, Symmetry Panoramic International Equity Fund, and Symmetry Panoramic Global Equity Fund in compliance with Section 15(a) of the 1940 Act, including shareholder approval. AQR Capital Management, LLC is not an “affiliated person” of the Adviser, as that term is defined in Section 2(a)(3) of the 1940 Act. In the future, additional Sub-Advisers may be hired for these Series and for other Series managed by the Adviser using the criteria described in this Application. The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to each Sub-Adviser, and make recommendations to the Board as needed. The specific day-to-day investment decisions for each applicable Series or a portion of a Series’ assets will be made by that Series’ Sub-Adviser(s), which will have discretionary authority to invest the assets or a portion of the assets of that Series subject to the general supervision of the Adviser and the Board. The Sub-Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Sub-Advised Series, and will assist the Adviser in maintaining the Sub-Advised Series’ compliance with the relevant requirements of the 1940 Act. The Sub-Advisers will monitor the respective Sub-Advised Series’ investments and will provide periodic reports to the Board and the Adviser. The Sub-Advisers also will make their officers and employees available to the Adviser and the Board to review the investment performance and investment policies of the relevant Sub-Advised Series.

Each Sub-Advisory Agreement will be approved by the Board, including a majority of the Independent Trustees. Each Sub-Advisory Agreement will be approved prior to the commencement of the public offering of the Sub-Advised Series’ securities by the initial shareholder of the applicable Sub-Advised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.

The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement will (i) precisely describe the compensation that the Sub-Adviser will receive for providing services to the relevant Series, (ii) set forth the duties of the Sub-Advisers and (iii) provide that the Sub-Advisory Agreement will continue in effect for more than two years from the date of its initial approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act.

Moreover, each Sub-Advisory Agreement will state that it may be terminated at any time, without the payment of any penalty, by the Board or by a vote of a “majority” (as defined in the 1940 Act) of the shares of the affected Series on sixty (60) days’ written notice to the Sub-Adviser. Likewise, the Adviser or Sub-Adviser may terminate each Sub-Advisory Agreement without the payment of a penalty on sixty (60) days’ written notice. Additionally, each Sub-Advisory Agreement will provide for automatic termination of the agreement in the event of its “assignment,” as that term is defined in Section 2(a)(4) of the 1940 Act. To the extent required by law, Applicants will utilize the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants the requested exemptive relief to the Applicants.

The terms of the Sub-Advisory Agreements will be reviewed and renewed on an annual basis by the Board, including a majority of the Independent Trustees in accordance with Section 15(c) of the 1940 Act. Each year, the Board will dedicate substantial time to review contract matters, including matters relating to each Investment Advisory Agreement and Sub-Advisory Agreement. The Board will review comprehensive materials received from the Adviser, the Sub-Advisers, independent third parties and independent counsel. The Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission. The Board will consist of a majority Independent Trustees.

Pursuant to the Sub-Advisory Agreements, for their services under their respective Sub-Advisory Agreements, each Sub-Adviser will receive compensation from the Adviser out of its advisory fee.7  Furthermore, each Sub-Adviser, at its discretion, may voluntarily waive all or a portion of its respective Sub-Advisory Fee. Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant Sub-Advised Series, except to the extent paid by the Adviser.

III.          EXEMPTION REQUESTED

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the Board, including a majority of the Independent Trustees, to, without obtaining

7 A Sub-Advised Series also may pay advisory fees directly to a Sub-Adviser.

shareholder approval: (i) select certain wholly-owned and non-affiliated Sub-Advisers to manage all or a portion of the assets of one or more of the Series and enter into Sub-Advisory Agreements; and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers. As noted above, Applicants are not requesting relief for Ineligible Sub-Adviser Changes and will seek shareholder approval in such cases, consistent with the requirements of the 1940 Act and the rules thereunder.

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (“Exchange Act”); (iii) Item 48 of Form N-SAR; and (iv) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Upon issuance of the order, the prospectus of any Sub-Advised Series that has received, or receives subsequent to the issuance of the order, shareholder approval of the multi-manager structure under condition (1) set forth below, will at all times include after such approval the disclosures provided for in condition (2) set forth below.

IV.          APPLICABLE LAW AND DISCUSSION

Section 6(c) of the 1940 Act provides, in pertinent part, that:

The Commission . . . by order upon application, may conditionally or unconditionally exempt any person . . . or any class or classes of persons . . . from any . . . provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

Applicants believe that the requested relief described in this Application meets this standard.

A.	SHAREHOLDER VOTE

1.          Applicable Law and Regulatory Background

Section 15(a) of the 1940 Act provides, in relevant part, that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company . . . .

Rule 18f-2(a) under the 1940 Act provides, in relevant part, that:

Any matter required to be submitted . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding securities of each class or series of stock affected by such matter.

Rule 18f-2(c)(1) under the 1940 Act provides, in relevant part, that:

With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter . . .

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as follows:

“Investment adviser” of an investment company means (A) any person . . . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities . . . and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) . . .

The Sub-Advisers are deemed to be within the statutory definition of an “investment adviser,” and the Sub-Advisory Agreements with the Sub-Advisers are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Advisory Agreement.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Sub-Advised Series to approve Sub-Advisory Agreements whenever the Adviser proposes to the Board to hire new Sub-Advisers to manage the assets of a Sub-Advised Series. These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days’ notice.8 In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisers.9

Therefore, without the exemption requested, the Series: (i) would be prohibited from promptly entering into a new Sub-Advisory Agreement or materially amending an existing contract with a Sub-Adviser; and (ii) would be prohibited from continuing the employment of an existing Sub-Adviser whose contract had been assigned as a result of a change in “control”, unless the Adviser and the particular Series involved were to incur the costs of convening a special meeting of Series’ shareholders to approve the Sub-Adviser’s selection and/or the change in the Sub-Advisory Agreement.

Certain Wholly-Owned Sub-Advisers may run their own day-to-day operations and have their own investment personnel.  Therefore, in certain instances, appointing certain Wholly-Owned Sub-Advisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.  Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company.  As a general matter, the Applicants believe that Rule 2a-6 under the 1940 Act may not in all circumstances provide a safe harbor to recommend, hire, and terminate Wholly-Owned Sub-Advisers.

For the reasons discussed herein and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder.

2.          Discussion

Applicants seek relief to select Sub-Advisers to manage all or a portion of the assets of a Sub-Advised Series and to permit each Sub-Advised Series and/or the Adviser to enter into and materially amend Sub-Advisory Agreements with the Non-Affiliated and Wholly-Owned Sub-Advisers, each subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because: (i) the Adviser may operate the Sub-Advised Series in a multi-manager structure; (ii) the relief will benefit shareholders by enabling the Sub-Advised Series to operate in a less costly and more efficient manner; and (iii) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

(a)           Operations of the Trust and Applicable Series

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring shareholder approval of investment advisory contracts, including sub-advisory contracts.10  Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.11  As discussed in more detail below, the relief sought in this Application is consistent with this public policy.

8 See Section 15(a)(3) of the 1940 Act.
9 See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.
10  See Section 1(b)(6) of the 1940 Act.
11 Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong. 3d. Sess. 253 (1940) (statement of David Shenker).

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively, for multi-managed funds, the Adviser does not normally make the day-to-day investment decisions for the portion of a Sub-Advised Series managed by a Sub-Adviser. Instead, the Adviser establishes an investment program for each such Sub-Advised Series and selects, supervises and evaluates the Sub-Advisers who ultimately are responsible for the day-to-day investment decisions for the sub-advised portions of each such Sub-Advised Series. This is a service that the Adviser believes provides value to each Sub-Advised Series’ shareholders because the Adviser is able to select those Sub-Advisers suited to manage a particular Sub-Advised Series in light of the Sub-Advised Series’ strategies and the market sectors in which the Sub-Advised Series invests.

Primary responsibility for management of the assets of a Sub-Advised Series, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Sub-Advised Series, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most able Sub-Advisers. The Adviser has the requisite expertise to evaluate, select and supervise the Sub-Advisers. The Adviser will not normally make day-to-day investment decisions for any portion of an applicable Series that is managed by a Sub-Adviser.12

From the perspective of the shareholder, the role of the Sub-Adviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Series’ investment objectives, strategies, policies, and restrictions and have no broad supervisory, management or administrative responsibilities with respect to the Series. Applicants believe that shareholders expect the Adviser, subject to the review and approval of the Board, to select Sub-Advisers who are suited to achieve the Sub-Advised Series’ investment objective. Shareholders also rely on the Adviser for the overall management of a Sub-Advised Series and the Sub-Advised Series’ total investment performance.

Shareholders of traditionally managed investment companies expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser compensates each Sub-Adviser out of the investment management fee or from other Adviser assets. Under a traditional investment company structure, shareholders do not vote on the selection of individual portfolio managers or changes in their compensation. There is no compelling policy reason why the Series’ shareholders should be required to approve the relationship between the Sub-Advisers and each applicable Series when shareholders of a traditional investment company are not required to approve the substantially equivalent relationship between an investment adviser and its portfolio managers.

Primary responsibility for management of a Series’ assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. The Investment Advisory Agreement remains fully subject to the requirements of Section 15(a) under the 1940 Act and Rule 18f-2 thereunder, including the requirement for approval by shareholders. Whenever required by Section 15(c) of the 1940 Act, the Board will request, and the Adviser and each Sub-Adviser will furnish, such information as may be reasonably necessary for the Board to evaluate the terms of the Investment Advisory Agreements and the Sub-Advisory Agreements. The information that is provided to the Board will be maintained as part of the records of the Sub-Advised Series in accordance with the applicable recordkeeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.

In addition, the Adviser and the Board will consider the reasonableness of each Sub-Adviser’s compensation with respect to each Sub-Advised Series for which the Sub-Adviser will provide portfolio management services. Although the Sub-Adviser’s fee is payable by the Adviser, the Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Sub-Advised Series. Accordingly, the Adviser and the Board will consider the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements, consistent with the requirements of the Section 15(c) of the 1940 Act.

(b)          Lack of Economic Incentives

With respect to the relief sought herein, the Applicants believe that to the extent the Adviser had an economic incentive in selecting a Sub-Adviser, it would not be able to act to the detriment of the shareholders of the Sub-Advised Series because of the conditions set forth in this Application. Applicants believe that conditions 6, 10 and 11 are designed to provide

12 The Adviser may manage all or a portion of an applicable Series.

the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. A majority of the entire Board will continue to be comprised of Independent Trustees, and have independent counsel. For any Sub-Advised Series that uses a sub-adviser that is an “affiliated person” (as that term is defined in the 1940 Act) of the Adviser, including, but not limited to, a Wholly-Owned Sub-Adviser, condition 10 requires the Board to make a separate finding, reflected in the Board minutes, that any change in Sub-Advisers to manage all or a portion of the assets of that Series is in the best interests of the Series and its shareholders. A new Sub-Adviser would also need to be approved by a majority of the Board members who are subject to limits on their ability to have a financial interest in that Sub-Advisor. If the Adviser proposes to terminate a Non-Affiliated Sub-Adviser and hire a Wholly-Owned Sub-Adviser for a Sub-Advised Series, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Trustees, under Section 15(c) of the 1940 Act, and the management fee paid to the Adviser by the Sub-Advised Series would remain subject to the annual review by the Board. Each Sub-Advisory Agreement would also remain subject to the annual review by the Board, including a majority of the Independent Trustees.

(c)          Benefits to Shareholders

In the absence of exemptive relief, when a new Sub-Adviser is proposed for retention by a Series, shareholders of that Series would be required to approve the Sub-Advisory Agreement with that Sub-Adviser.  Similarly, if an existing Sub-Advisory Agreement with a Sub-Adviser were to be amended in any material respect, the shareholders of the affected Sub-Advised Series would be required to approve the change.13 Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Sub-Advised Series would be required to approve retaining the existing Sub-Adviser.  In all these instances, the need for shareholder approval would require the affected Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Series, and generally necessitates the retention of a proxy solicitor.  This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the affected Series and its shareholders.  Moreover, the Trust and its Series are not required to hold an annual shareholder meeting.

As noted above, shareholders investing in a Series that has Sub-Advisers are hiring the Adviser to manage the applicable Series’ assets by overseeing, monitoring and evaluating the Sub-Advisers rather than by the Adviser hiring its own employees to directly manage the assets of the entire Sub-Advised Series. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Sub-Advised Series are paying the Adviser — the selection, supervision and evaluation of the Sub-Advisers — without incurring unnecessary delays or expenses is appropriate in the interest of the Sub-Advised Series’ shareholders and allows the Sub-Advised Series to operate more efficiently.

Without the delay and cost inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), each applicable Sub-Advised Series would be able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Adviser believes that a change would benefit a Sub-Advised Series and its shareholders. In addition, where there has been an unexpected Sub-Adviser resignation or change in control — events that would be beyond the control of the Adviser, the Trust, and the Sub-Advised Series — the affected Sub-Advised Series may be forced to operate without a Sub-Adviser or with less than optimum number of Sub-Advisers, if applicable. The sudden loss of the Sub-Adviser could be highly disruptive to the operation of the Sub-Advised Series. Without the requested relief, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Sub-Advised Series would be required to approve retaining the existing Sub-Adviser.

If the relief requested is granted, each Investment Advisory Agreement will continue to be fully subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. Moreover, the Board will consider the Investment Advisory Agreement and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Adviser or a Series, as applicable, to each Sub-Adviser.

(d)          Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and SAI for each Sub-Advised Series will include all information required by Form N-1A concerning the Sub-Advisers of the applicable Sub-Advised Series. If a new Sub-Adviser is retained or a Sub-Advisory Agreement is materially amended, the affected Sub-Advised Series’ prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the 1933 Act. The prospectus for a Sub-Advised Series will include the disclosure required by condition 2 below at all

13  See id.

times subsequent to the approval required by condition 1 below.

If a new Sub-Adviser is hired, the Sub-Advised Series will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Notice and Access Procedures”): (a) within 90 days after a new Sub-Adviser is hired for any Sub-Advised Series, that Sub-Advised Series will send its shareholders either a Multi-Manager Notice or a Multi-Manager Notice and Multi-Manager Information Statement;14 and (b) the Sub-Advised Series will make the Multi-Manager Information Statement available on the website identified in the Multi-Manager Notice no later than when the Multi-Manager Notice (or Multi-Manager Notice and Multi-Manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days thereafter. In the circumstances described in this Application, a proxy solicitation to approve the appointment of a new Sub-Adviser provides no more meaningful information to shareholders than the proposed Multi-Manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending a Sub-Advisory Agreement.

Prior to any Sub-Advised Series relying on the requested relief in this Application, the Board, including the Independent Trustees, will have approved its operations as described herein. Additionally, the shareholders of the applicable Sub-Advised Series will approve its operations as described herein by a vote of a majority of the outstanding voting securities (as defined in the 1940 Act). In the case of any new Sub-Advised Series that has not yet publicly offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief described herein is being sought or has been obtained from the Commission, only the approval of the initial shareholder will be obtained.

B.	DISCLOSURE OF SUB-ADVISERS’ FEES

1.          Applicable Law

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its SAI the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state: (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require an applicable Sub-Advised Series to disclose the fees paid to a Sub-Adviser in connection with a request for shareholder approval with respect to entering into, or materially amending, an investment advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and

14 A “Multi-Manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-Manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-Manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-Manager Information Statement may be obtained, without charge, by contacting the Sub-Advised Series.

A “Multi-Manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure (as defined herein). Multi-Manager Information Statements will be filed electronically with the Commission via the EDGAR system.

(c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Sub-Advised Series’ financial statements to include information concerning fees paid to the Sub-Advisers. An exemption is requested to permit the Sub-Advised Series to include only the Aggregate Fee Disclosure. All other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

2.           Requested Relief

For the reasons and subject to the conditions below, Applicants seek, to the extent described herein, to permit each Sub-Advised Series to disclose (as a dollar amount and a percentage of a Sub-Advised Series’ net assets) (i) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers, (ii) the aggregate fees paid to Non-Affiliated Sub-Advisers, and (iii) the fee paid to each Affiliated Sub-Adviser (collectively, “Aggregate Fee Disclosure”) in lieu of disclosing the fees paid to each Sub-Adviser that may be required to be disclosed pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the applicable Sub-Advised Series’ net assets.

3.          Discussion

As noted above, the Adviser intends to operate the applicable Sub-Advised Series in a manner different from a traditional investment company. By investing in a Sub-Advised Series, shareholders are hiring the Adviser to manage the Sub-Advised Series’ assets (or a portion thereof) by overseeing, evaluating, monitoring and recommending Sub-Advisers and allocating assets of the Sub-Advised Series among Sub-Advisers rather than by hiring its own employees to manage the sub-advised assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring, termination and replacement. In return, the Adviser receives an advisory fee from each Sub-Advised Series. The Adviser may compensate a Sub-Adviser or the Sub-Advised Series may compensate the Sub-Adviser directly. Disclosure of the individual fees that the Adviser or Sub-Advised Series would pay to a Sub-Adviser does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and negotiate compensation of each Sub-Adviser. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Sub-Advised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser, or the Aggregate Fee Disclosure, in the case of a Sub-Advised Series that directly compensates a Sub-Adviser, will be fully disclosed and, therefore, shareholders will know what the Sub-Advised Series’ fees and expenses are and will be able to compare the advisory fees a Sub-Advised Series is charged to those of other investment companies.

Indeed requiring a Sub-Advised Series to disclose the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment Adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Sub-Advised Series, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of a Sub-Advised Series to be informed of the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.15

The requested relief would benefit shareholders of the Sub-Advised Series because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers. The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts. Moreover, if one Sub-Adviser is aware of the sub-advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its sub-advisory fee below that amount. The relief will also encourage Sub-Advisers to negotiate lower sub-advisory

15 The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Sub-Advised Series, the SAI will describe the structure and method used to determine the compensation received by a portfolio manager employed by a Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Sub-Advised Series, the SAI will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

fees with the Adviser if the lower fees are not required to be made public.

C.	PRECEDENT

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers, as well as relief from the disclosure requirements of the rules and forms discussed herein, have been granted previously by the Commission. See e.g., The Hartford Mutual Funds, Inc., et al., Investment Company Act Release Nos. 32944 (December 20, 2017) (notice) and 32971 (January 17, 2018) (order); Northern Lights Fund Trust IV, et al., Investment Company Act Release Nos. 32803 (August 31, 2017) (notice) and 32835 (September 26, 2017) (order) (“NFLT IV”); Morningstar Funds Trust, et al., Investment Company Act Release Nos. 32736 (July 18, 2017) (notice) and 32780 (August 18, 2017) (order) (“Morningstar”);

V.          CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions16:

(1)
Before a Sub-Advised Series may rely on the order requested in this Application, the operation of the Sub-Advised Series in the manner described in this Application, including the hiring of Wholly-Owned Sub-Advisers, will be, or has been, approved by a majority of the Sub-Advised Series’ outstanding voting securities, as defined in the 1940 Act, or, in the case of a new Sub-Advised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Sub-Advised Series’ shares to the public.

(2)
 The prospectus for each Sub-Advised Series will disclose the existence, substance, and effect of any order granted pursuant to this Application. Each Sub-Advised Series will hold itself out to the public as employing the multi-manager structure. Each prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

(3)
The Adviser will provide general management services to each Sub-Advised Series, including overall supervisory responsibility for the general management and investment of the Sub-Advised Series’ assets, and, subject to review and approval by the Board, the Adviser will: (a) set the Sub-Advised Series’ overall investment strategies; (b) evaluate, select and recommend Sub-Advisers to manage all or a portion of the Sub-Advised Series’ assets; and (c) implement procedures reasonably designed to ensure that the Sub-Advisers comply with the Sub-Advised Series’ investment objectives, policies and restrictions. Subject to review by the Board, the Adviser will (a) when appropriate, allocate and reallocate the Sub-Advised Series’ assets among multiple Sub-Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.

(4)	A Sub-Advised Series will not make any Ineligible Sub-Adviser Changes without the approval of the shareholders of the applicable Sub-Advised Series.

(5)	A Sub-Advised Series will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Notice and Access Procedures.

(6)
At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

(7)
Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will continue to be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

(8)
The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Sub-Advised Series basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

16 Applicants will only comply with conditions 7, 8, 9 and 12 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

(9)	Whenever a sub-adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

(10)
Whenever a sub-adviser change is proposed for a Sub-Advised Series with an Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in Board minutes, that such change is in the best interests of the Sub-Advised Series and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser derives an inappropriate advantage.

(11)
No Trustee or officer of the Trust or of a Sub-Advised Series or any partner, director, manager or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser except for: (a) ownership of interests in the Adviser or any entity, other than a Wholly-Owned Sub-Adviser, that controls, is controlled by, or is under common control with the Adviser; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

(12)	Each Sub-Advised Series will disclose the Aggregate Fee Disclosure in its registration statement.

(13)
In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

(14)
Any new Sub-Advisory Agreement or any amendment to a Sub-Advised Series’ existing Investment Advisory Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory rate payable by the Sub-Advised Series will be submitted to the Sub-Advised Series’ shareholders for approval.

VI.          PROCEDURAL MATTERS

All requirements of the governing documents of each Applicant have been complied with in connection with the execution and filing of this Application on behalf of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The authorizations of Applicants, including the resolutions of the Trust authorizing the filing of this Application required by Rule 0-2(c) under the 1940 Act are attached as Exhibit A. The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their respective addresses are as follows:

Symmetry Panoramic Trust	Symmetry Partners, LLC
151 National Drive	151 National Drive
Glastonbury, CT 06033	Glastonbury, CT 06033

Applicants further state that all communications, notices and orders concerning this Application should be directed to Mark C. Amorosi, Esq., K&L Gates LLP, 1601 K Street NW Washington, DC 20006, telephone: (202) 778-9351, fax: (202) 778-9100. Copies should be directed to John A. Mooney, Esq., Symmetry Partners, LLC, 151 National Drive, Glastonbury, CT 06033

VII.          CONCLUSION

For reasons set forth above, Applicants respectfully request that the Commission publish a notice of the filing of this Application and thereafter issue an order pursuant to Section 6(c) of the 1940 Act granting the relief requested herein, subject to the terms and conditions set forth herein, without the holding of a hearing thereon. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

Respectfully submitted,

SYMMETRY PANORAMIC TRUST

	By:	/s/ Dana M. D’Auria

	Name:	Dana M. D’Auria

	Title:	President

SYMMETRY PARTNERS, LLC

	By:	/s/ Patrick A. Sweeny

	Name:	Patrick A. Sweeny

	Title:	Principal

Dated : August 30, 2018

EXHIBITS

Exhibit A-1.	Authorization of Symmetry Partners, LLC

Exhibit A-2.	Authorization of Symmetry Panoramic Trust

Exhibit B-1.	Verification of Symmetry Partners, LLC

Exhibit B-2.	Verification of Symmetry Panoramic Trust

EXHIBIT A-1

AUTHORIZATION

SYMMETRY PARTNERS, LLC

Pursuant to Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, Symmetry Partners, LLC declares that this Application is signed by Patrick A. Sweeny, Principal, pursuant to the general authority vested in him as such by the Limited Liability Company Agreement of Symmetry Partners, LLC.

	By:	/s/ Patrick A. Sweeny

	Name:	Patrick A. Sweeny

	Title:	Principal

Date: August 30, 2018

EXHIBIT A-2

AUTHORIZATION

SYMMETRY PANORAMIC TRUST

In accordance with Rule 0-2 of the General Rules and Regulations under the Investment Company Act of 1940, Sara A. Taylor, in her capacity as Secretary of Symmetry Panoramic Trust (the “Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to her general authority as Secretary of the Trust and pursuant to the following resolution adopted by the Board of Trustees of the Trust (the “Board”) on July 17, 2018.

VOTED:
That the Board determines that the application for an order  pursuant to Section 6(c) of the of the 1940 Act for an exemption from Section 15(a) of such Act and Rule 18f-2 thereunder  and from certain disclosure requirements under various rules and forms(“Manager-of-Managers Exemptive Application”), on behalf of the Trust and Symmetry Partners, in substantially the form presented and discussed at this meeting, is appropriate and in the best interest of the Trust and the Trust’s shareholders, and that said Manager-of-Managers Exemptive Application be, and said Manager-of-Managers Exemptive Application hereby is, approved.

VOTED:
That the officers of the Trust be, and each hereby is, authorized and directed on behalf of the Trust to file with the Securities and Exchange Commission (“SEC”) an application, and any amendments or supplements thereto, for (1) an order for exemptions from Section 15(a) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 18f-2 under the 1940 Act, and any other applicable provisions of the 1940 Act (the “Application”), to permit Symmetry Partners, LLC, subject to the Board’s approval, to do the following without obtaining shareholder approval: (i) select certain investment sub-advisers to manage all or a portion of the assets of the Series of the Trust (“Funds”) pursuant to an investment sub-advisory agreement with a sub-adviser; and (ii) materially amend an existing sub-advisory agreement; and (2) an order under Section 6(c) exempting the Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(l)(ii), 2(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”); and (iii) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

VOTED:
That the officers of the Trust be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Trust any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions.

By:	/s/ Sara A. Taylor

Name:	Sara A. Taylor

Title:	Secretary

Date: August 30, 2018

EXHIBIT B-1

VERIFICATION

SYMMETRY PARTNERS, LLC

The undersigned states that he has duly executed this Application dated August 30, 2018 for and on behalf of Symmetry Partners, LLC, that he is Principal of such entity and as such is authorized to sign this Application on its behalf, and that all actions by shareholders, managers or other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Patrick A. Sweeny

Name:	Patrick A. Sweeny

Title:	Principal

 EXHIBIT B-2

VERIFICATION

SYMMETRY PANORAMIC TRUST

The undersigned states that she has duly executed this Application dated August 30, 2018 for and on behalf of Symmetry Panoramic Trust, that she is Secretary of such entity and as such is authorized to sign this Application on its behalf, and that all actions by shareholders, trustees or other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Sara A. Taylor

Name:	Sara A. Taylor

Title:	Secretary